Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Outbound Brewing Inc.
4904 Ladera Sarina
Del Mar, CA 92014
https://www.outboundbrewing.com/

Up to $1,069,992.35 in Common Stock at $27.97
Minimum Target Amount: $9,985.29

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Outbound Brewing Inc.
Address: 4904 Ladera Sarina, Del Mar, CA 92014
State of Incorporation: DE
Date Incorporated: December 12, 2019

Terms:

Equity

Offering Minimum: $9,985.29 | 357 shares of Common Stock
Offering Maximum: $1,069,992.35 | 38,255 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $27.97
Minimum Investment Amount (per investor): $279.70

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks* and Investment Bonuses

Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ | Custom Investor Pint Glass + sample pack (3 beers)

$1,000 | 2 Custom pint glasses, koozie, 6 pack

$2,500+ | 3 pint glasses, koozie, hat 12 pack beer

$5,000+ | - pint glass, koozie, bottle opener, hat, case of beer +5% bonus shares

$10,000+ | All swag above, case of beer, 10% bonus shares

$20,000+ | All swag above, 2 cases of beer, +15% bonus shares

$50,000+ | Invitation (for 2 people) to "Meet the Founders" beer tasting event in San Diego + all swag above +15% bonus

$100,000+| Invitation (for 4 people) to "Meet the Founders" beer tasting event in San Diego + all swag above +15% bonus

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Outbound Brewing Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $27.97 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $2797. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Outbound Brewing offers a portfolio of nonalcoholic craft beverages, including three CBD-infused beverages, brewed to perfection using high quality, simple ingredients and the care that comes only small batch brewing. Based out of San Diego, CA, Outbound brewing was formed on its founders' previous experience in the cannabis-infused beverage space. Outbound Brewing plans to begin selling products in Q1'2020.

Competitors and Industry

There are extremely limited numbers of breweries (roughly 20 at this time) offering nonalcoholic products at this time, none of which are infused with any cannabinoids or other functional ingredients. CBD is quickly gaining ground as a desireable ingredient, currently being offered in pre-packaged waters (CBD Living Water, Dream Water Global), coffees/teas (Elev8), juices (Vybes), energy drinks (Stoked by Bang), and other beverages. At this time, CBD has not been included in any beers, be they alcoholic or nonalcoholic. We think this gap represents significant opportunity, as the CBD and craft beer markets are projected to grow with CAGRs of 32.9% and 13.7%, respectively, through 2025.

Current Stage and Roadmap

Outbound is past the R&D stage and has inventory of all three SKUs of our CBD-infused beverage ready for distribution with subsequent batches already in-process. We are currently in sales discussions with several distributors and retail chains to carry our products and can quickly ramp our production quantities to accomodate orders in excess of our current stocking levels. Combining our core team's knowledge in the infused-beverage space with the decades of retail beverage experience held by our top advisors, we plan to storm the marketplace with this new beverage category and quickly ramp up sales by offering them not only in retail storefronts, but also in the places these individuals are most likely to demand a deliciously functional beverage: in gyms, yoga studios, and eventually allowing consumers to order cases directly to their houses.

The Team

Officers and Directors

Name: Marty Reed

Marty Reed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Guide the company's direction, manage strategic initiatives, investor relations. Marty also provides financial support for the company's working capital. His compensation is currently set at $120,000/year and has been awarded 255,000 shares in the company.

- **Position:** Director
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Marty currently oversees and directs all aspects of the business,

while utilizing the knowledge and experience of his executive team and advisers to make the best business decisions

Other business experience in the past three years:

- **Employer:** High Style Brewing
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Investor relations & guide strategic initiatives

Name: Lyden Henderson

Lyden Henderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Daily operations, Principle financial officer, finance team, HR, investor relations. Lyden's salary is currently $120,000/year and has been awarded 30,000 shares of stock in the company.

Other business experience in the past three years:

- **Employer:** High Style Brewing
  Title: COO
  Dates of Service: July 02, 2018 - Present
  Responsibilities: Daily operations, finances, HR, spokesperson

Other business experience in the past three years:

- **Employer:** Cymer, an ASML Company
  Title: Senior Manager of Global Service Programs
  Dates of Service: January 01, 2017 - July 02, 2018
  Responsibilities: Manage service programs for >3,000 photo-lithography systems installed at customer locations across the U.S., Europe, and Asia. Responsible for an annual budgeted spend in excess of $200MM

Name: Greg Haap

Greg Haap's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** GM and Secretary

Dates of Service: December 12, 2019 - Present
Responsibilities: Daily operations, brewing & bottling operations. Greg's compensation is currently set at $90,000/year and he has been awarded 30,000 shares in the company.

Other business experience in the past three years:

- **Employer:** High Style Brewing
  Title: GM
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Daily brewing & bottling operations, supply chain management

Name: Charlie Reed

Charlie Reed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Impact and Business Development
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Ensure sustainability of initiatives, marketing, spokesperson. Charlie's compensation is currently set at $90,000/year and has been awarded 30,000 shares in the company.

Other business experience in the past three years:

- **Employer:** High Style Brewing
  Title: VP Marketing and Sustainability
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Ensure sustainability of initiatives, manage marketing & branding contractors, spokesperson

Other business experience in the past three years:

- **Employer:** Califia Farms
  Title: Chief of Staff
  Dates of Service: January 01, 2018 - September 30, 2018
  Responsibilities: Shadow CEO, manage his calendar and responsibilities, draft initial correspondences to come from CEO

Other business experience in the past three years:

- **Employer:** Cause Way Global
  Title: Sustainability Specialist

Dates of Service: August 01, 2017 - Present
Responsibilities: Serves as resident sustainability specialist for Cause Way Global, a boutique consultancy offering businesses, nonprofits and institutional clients advisory services on corporate social responsibility, community revitalization and social innovation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company: changes in local and federal law, changes in regulations surrounding Hemp-derived CBD, consumer acceptance of the nascent product category, availability of raw materials.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,069,992.35 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, it is possible the Company might require additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it might cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that, with an advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Outbound Brewing Inc was formed on 12 December 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Outbound Brewing Inc has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that Outbound Brewing's CBD-infused nonalcoholic craft beer is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, which could include manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Company is reliant on one type of product.

All of our current services are variants on one type of product, functional nonalcoholic craft beers, infused with CBD. Our revenues are therefore dependent upon consumer preferences and acceptance of our nonalcoholic craft beers.

Regulations around the Hemp-derived CBD industry.

Outbound Brewing Inc's primary product is a CBD-infused nonalcoholic beer. Governmental regulations around hemp-derived CBD are evolving and engender considerable conversation. This could materially and adversely affect our operating performance and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marty Reed	255,000	Common Stock	71.32

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 38,255 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 357,500 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $36.00
  Number of Securities Sold: 357,500
  Use of proceeds: Company Operations
  Date: December 12, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business will be able to operate for several months without revenue generation from either the StartEngine equity raise or through sales of products. The major costs of R&D have already been undertaken and the initial inventory of our product has been produced, so we have the ability to run financially lean for some time before employee costs and overhead costs overrun our current ability to service.

Foreseeable major expenses based on projections:

Our major expenses will be COGS, employee cost, rent of our manufacturing/warehouse space, and marketing/consumer education.

Future operational challenges:

It is possible, with rapid acceptance of our product, that demand could soon exceed our current manufacturing capacity. To mitigate this risk, we have begun discussions with several contract facilities to provide overflow support. Based on these conversations, we do not expect any lag in manufacturing capacity to last any significant amount of time.

Future challenges related to capital resources:

We do not see any future challenges related to capital resources. The equipment used in the production, packaging, and transport of our products are standard and support/spare parts for them are readily available. Additionally, any future capital outlays will not require the long lead times associated with custom-fabricated equipment, allowing us to agily grow with demand.

Future milestones and events:

The major milestone we are looking towards is a volume milestone. Once we achieve sales of 4,000 cases per month (a fairly low target), we will be able to cover our variable and fixed manufacturing costs and our monthly G&A expense. At this point, we will be generating enough revenue to be a self-sustaining business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We already have, brewed and bottled, an initial run of our company's product, ready to ship to customers. Additional, limited capital can be infused by our CEO and Founder to operate base monthly functions.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from the Start Engine campaign are critical to our company's operations, both for use in expanded marketing (required to educate consumers about this new product category) and to improve operational efficiencies in manufacturing our product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will help the company grow at a much higher rate than would be otherwise possible. As we currently do not have a large budget for marketing, the funds received would allow us to expand our efforts away from the grass-roots brand building we are currently undertaking.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise only covers the StartEngine campaign costs and does not materially impact our ability to run the company for any amount of time.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal, we will be able to operate the company for over one year without generating a sale. We do not see this as a likely scenario, however, as we have completed the product R&D necessary for launch and already have an inventory of finished goods ready to ship to our consumers. With sales, we plan to quickly achieve high enough volume (~4,000 cases per month) to become a self-sustaining company, in which case Outbound Brewing Inc would be able to operate in perpetuity by raising our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

It is possible that Outbound Brewing Inc could utilize either a line of credit or a future capital raise in the event that additional capital is required for operations or expansion. Lines of credit would be utilized for tactical requirements, while a subsequent capital raise would be used for strategic requirements.

Indebtedness

- **Creditor:** High Style Brewing
  Amount Owed: $385,416.21

Interest Rate: 0.0%
Maturity Date: January 01, 0001
Debt holder can call on debt upon demand.

Related Party Transactions

- **Name of Entity:** High Style Brewing
Names of 20% owners: Martin Reed
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: High Style is selling 50% of its R&D costs for the development of delicious nonalcoholic craft beer and infusion techniques and processes to Outbound Brewing. Additionally, High Style is selling a batch of nonalcoholic craft beer and associated packaging materials to Outbound to decrease the time required for Outbound product to be available to ship to the market.
Material Terms: The total amount of these transactions is $385,416.21. There is no interest charged on this transaction and it is considered short-term debt that is due on demand.

Valuation

Pre-Money Valuation: $9,999,275.00

Valuation Details:

The Company set it's valuation internally, without a formal third-party independent valuation. Factors that were considered in our valuation were:

-Input from several investment brokers who were privvy to our business model.

-Analysis of the market-value of similar companies, data is difficult to find on many private transactions, below are a few supporting facts that are publically available.

Dream Water Global (DWG) acquired by Harvest One for ~U.S. $26.7MM. This company has been in business for over a decade but still only produces three SKUs (two SKUs of CBD drink "shots" (2oz each) and a not-ready-to-drink CBD powder) aimed at improving consumers' sleep quality. DWG is in over 30,000 retail locations, but sales volumes were unavailable. Outbound brewing believes that we can achieve the same number of retail locations within five years of beginning sales. Additionally, we expect volumes to outpace that of DWG, whose products are intended to be consumed, at most, once per day before bedtime, while Outbound's product portfolio includes delicious, refreshing beverages that will encourage consumers to drink more than one setting.

Lord Jones (LJ) was acquired by Cronos Group Inc in Sept 2019 for ~$300MM. This purchase was based on $2-4MM in sales in 2018 (a 75-150x multiple). LJ was founded in 2017 and sells CBD products in the Beauty, Skincare, Edible, and Tincture marketplaces. LJ sells through retail outlets, with accounts such as Sephora and The Standard Hotel. We believe that Lord Jones commanded such a high multiple due to their diversified product portfolio and presence in multi-national outlets and do not expect Outbound to receive such a multiple, however it does support the fact that investors recognize the potential for the CBD market (and the companies participating in it) to experience significant growth.

Charlotte's Web Holdings Inc is the largest publically traded CBD company, in Nov 2019 it had a market valuation of $1.25bn on 2018 sales of $69.5MM, or a multiple of ~18x. This is further support for the above point that investors recognize the potential of the CBD marketplace and companies who are able to offer innovative, quality products in this space.

-Sales forecasts with sensitivity analysis around several factors.

Based on these inputs, the Company found the $10MM to be a very conservative valuation of the company, but as we are pre-revenue and offering products in a nascent category, we wanted to be conservative.

Use of Proceeds

If we raise the Target Offering Amount of $9,985.29 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Start Engine Base Contract*
  96.5%
  This minimum will cover our base contract fee to initiate, build, and host this campaign on Start Engine. No additional funds will be available after paying the Start Engine fee to infuse cash into the company.

If we raise the over allotment amount of $1,069,992.35, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  21.0%
  We have utilized the services of the branding agency Born & Bred to help create our brand name and marketing, and will pay them for their service with this raise. Additional funds for marketing will be used to hire monthly management staff for our PR & social media pages. Furthermore, these marketing funds will be used to purchase marketing space and perform boots-on-ground marketing, such as having a presence at beer and lifestyle festivals.

- *Research & Development*
  33.0%
  Much of the R&D work, including the creation of our NA Beer and infusion techniques, was conducted by High Style Brewing Company, a THC company founded by many of the founders of Outbound Brewing. This money owed to High Style, as detailed in the financial review as a "Related Party Transaction," is charged based on 50% of the total R&D fees incurred by that entity and represents a one-time licensing fee to use the knowledge gained.

- *Inventory*
  3.0%
  This amount is for the purchase of initial inventory of our Non-alcoholic liquid. This also includes the packaging and initial infusion materials required for our initial production batch.

- *Company Employment*
  32.0%
  This is to provide salaries to essential employees, pay for hourly laborers, and provides for the hiring of a Chief Financial Officer or similar position. This forecast accounts for a year of operation without covering employment costs via sales of our products.

- *Working Capital*
  7.5%
  This working capital will be used to cover other expenses incurred by the company. This could be fees associated with entering a new market (i.e. tweaks to labeling and packaging design), making larger raw material purchases to increase economies of scale, or other unforeseen expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.outboundbrewing.com/ (outbound.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/outbound-brewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Outbound Brewing Inc.

[See attached]

OUTBOUND BREWING, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of December 12, 2019

Together with
Independent Accountants' Review Report

Outbound Brewing, Inc.
Index to Financial Statements



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Outbound Brewing, Inc.
Del Mar, California

Report on the Financial Statements

We have reviewed the accompanying financial statements of Outbound Brewing, Inc. (the "Company"), which comprise the balance sheet as of December 12, 2019 ("Inception"), and the related statements of operations, stockholder's deficit, and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Dbb Mckennon

Newport Beach, California
December 20, 2019

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

OUTBOUND BREWING, INC.
BALANCE SHEET
(unaudited)

		December 12, 2019
Assets		
Current assets:		
Inventory	$	41,605
Total current assets		41,605
Property and equipment, net		-
Total assets	$	41,605
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	84,189
Notes payable - related parties		385,545
Total current liabilities		469,734
Total liabilities		469,734
Commitments and contingencies (Note 3)		-
Stockholders' Deficit (Note 5):		
Common stock		36
Additional paid-in capital		-
Accumulated deficit		(428,165)
Total stockholders' deficit		(428,129)
Total liabilities and stockholders' deficit	$	41,605

OUTBOUND BREWING, INC.
STATEMENT OF OPERATIONS
(unaudited)

	December 12, 2019
Revenues	$ -
Operating expenses:	
General and administrative	18,036
Sales and marketing	60,129
Total operating expenses	78,165
Net loss	$ (78,165)

OUTBOUND BREWING, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Common stock issued to founders	357,500	36	-	-	36
Deemed dividend from assumption of note payable in excess of carryover basis of intellectual property	-	-	-	(350,000)	(350,000)
Net loss	-	-	-	(78,165)	(78,165)
Inception, December 12, 2019	357,500	$ 36	$ -	$ (428,165)	$ (428,129)

See accompanying independent accountants' review report and notes to the financial statements

4

OUTBOUND BREWING, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		December 12, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(78,165)
Changes in operating assets and liabilities:		
Inventory		(41,605)
Accounts payable		84,189
Net cash used in operating activities		(35,581)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes payable - related parties		35,545
Proceeds from sale of common stock		36
Net cash provided by financing activities		35,581
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Noncash investing and financing activities:		
Note payable issued for intellectual property	$	350,000

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Outbound Brewing, Inc. was incorporated on December 12, 2019 ("Inception") in the State of Delaware. The financial statements of Outbound Brewing, Inc. (which may be referred to as the "Company," "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Del Mar, California.

Outbound Brewing, Inc. intends to produce and sell non-alcoholic craft brews, both non-infused and infused with Hemp-based CBD.

Going Concern and Management's Plans
The Company was recently formed and has recently commenced operations. The Company has not derived any revenue to date. We will incur additional costs for operations until significant revenues can be derived. We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from founder contributions, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenues from operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and are presented in US dollars. The Company had certain pre-incorporation activities that have been included in the financial statement presented. These activities also included the transfer of certain intellectual property and inventory for notes payable.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 12, 2019.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes in local and federal laws, consumer preferences and acceptance, competition in a rapidly growing space, minimum wage laws; regulations surrounding the CBD industry, and availability of product. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is stated at the lower of cost (using the first-in, first-out method "FIFO") or market. Inventories consist of raw materials and items used for bottling.

Revenue Recognition
In accordance with ASC 606, revenues will be recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company has not generated revenues to date.

Research and Development
Expenses relating to research and development are expensed as incurred. Research and development consists of expense related to intellectual property purchased under a license agreement. See Note 4.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not"

that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company may maintain its cash with major financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

In November 2018, one of the company's founders entered into a lease for warehouse and office space in San Diego, CA. Although the founder leased the facility, it has been assigned to the Company and the Company has the responsibility to make payments from December 1, 2019 forward. The lease commenced December 1, 2018 and is for six years. Minimum monthly base rent is $17,955 and increases by 4% every 12 months. The following are minimum lease payments by year over the contractual term of the lease:

2020	$	216,173
2021		224,820
2022		233,813
2023		243,165
2024		231,047
	$	1,149,018

NOTE 4 – RELATED PARTY TRANSACTIONS

Promissory Notes
Upon Inception, the Company issued promissory notes to two of its founders in the total principal amount of approximately $385,000. Of this amount $350,000 is for licensed intellectual property including recipes, methods and formulations, and industry contacts and approximately $35,000 was for inventory items. Because the intellectual property was purchased from a related party, it was carried over at historical cost which was zero. The excess value of the note for intellectual property was accounted for as a deemed dividend and recorded as a reduction to retained earnings. Both notes are due on demand and have no stated interest rates.

NOTE 5 – STOCKHOLDERS EQUITY

Common Stock
The Company is authorized to issue 1,000,000 shares of common stock with a $.0001 par value.

Upon Inception, the Company agreed to issue 357,500 shares of common stock to its founders.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 12, 2019 through December 20, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Outbound Brewing

Hemp CBD Non-alcoholic Craft Beer



GRAPEFRUIT HAZE
BLOOD ORANGE HAZE
PALE HAZE
OUTBOUND
OUTBOUND
OUTBOUND
NON ALCOHOLIC
CRAFT MALT BEVERAGE
NON ALCOHOLIC
CRAFT MALT BEVERAGE

Website Del Mar, CA FOOD & BEVERAGE

Outbound Brewing offers a portfolio of nonalcoholic craft beverages, including three CBD-infused beverages, brewed to perfection using high quality, simple ingredients and the care that comes only small batch brewing.

$0.00 raised

0 Investors	91 Days Left
$27.97 Price per Share	$10M Valuation
Equity Offering Type	$279.70 Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Outbound is the first hemp CBD infused nonalcoholic beer available in mainstream markets.
- The CBD market is projected to grow with a CAGR of 32.6% (Grand View Research) and craft beer with a 13.7% CAGR (Zion Market Research) through 2025
- The Non-alcoholic drinks market size was valued at $1,548 billion in 2015, and is estimated to grow at a CAGR of 4.4% to reach $2,090 billion by 2022



OUR STORY

A brewery built on consumer feedback

Outbound Brewing is the second company created by our founding team. The original, one of the first legal THC-infused beverage companies in the country, revealed the growing consumer demand for non-alcoholic beverage alternatives. We consistently encountered positive feedback on the craft quality and flavor profiles for our original offerings, as well as ongoing demand for non-alcoholic and CBD versions of our brews.



Outbound is our new venture designed to serve and satisfy those requests and to redefine the adult beverage space in a whole new way. We uphold an unwavering commitment to taste, quality, sustainability and customer satisfaction in all that we do.

THE PROBLEM

The current non-alcoholic beer market is limited and doesn't serve the growing health-forward population

Consumers are trending heavily towards healthier lifestyles. A huge pillar of this shift is 'mindful drinking' and the subsequent demand for innovative, hangover-free beverages that don't cut corners on taste, quality and values.


SEATS

Through consumer/market feedback with another company, we connected with an ever- growing body of consumers who enjoy the taste of craft beer but prefer to skip alcohol for any number of personal and/or health reasons, as well as consumers seeking function/added benefit in their beverages. However, the current nonalcoholic beer market is extremely limited, falling short on flavor and uniqueness. Consumers choosing not to drink alcohol often face discomfort and/or stigma in social settings.

Additionally, while there is a huge consumer demand for CBD/hemp products, many products on shelves today are labeled as containing CBD or hemp extract but are not tested to confirm actual levels of active ingredients. Testing reveals that customers are often not receiving the desired compounds they expect/are

paying for.



Additionally, while there is a huge consumer demand for CBD/hemp products, many products on shelves today are labeled as containing CBD or hemp extract but are not tested to confirm actual levels of active ingredients. Testing reveals that customers are often not receiving the desired compounds they expect/are paying for.

THE SOLUTION

Disrupting an uninspired market with low-calorie, craft brewed, functional CBD beer

We created Outbound Brewing - a values-driven company that offers a portfolio of nonalcoholic craft brews allowing consumers to craft their own journey. This includes a line of CBD-infused beverages as well as non-infused offerings. Our beverages meet the demands of a range of customers, from those who want to explore different craft beers to those who want to abstain from alcohol, to others looking to incorporate CBD into their life.




OUTBOUND
NON ALCOHOLIC


OUTBOUND


OUTBOUND

Our brand is built on pillars of inclusion, adventure, individuality and sustainability, where drinking craft brews looks, feels and tastes exactly how you want it to.

THE MARKET

Generational shifts towards health-consciousness and the booming CBD opportunity

Our desire to create Outbound is supported by market research indicating the significant white space for functional, interesting beverage options that prioritize health and quality, rather than calories, sugar and artificial flavors. We are seeing growing increases in consumer demand for beneficial beverages, as well as shifts towards lower or more moderate alcohol consumption and 'mindful drinking.' The flavor of craft beer continues to be loved, but coupled with these trends, the time is ripe for disruption and innovation.


CBD Sales in the U.S. Expected to Grow Fast
Consumer sales of cannabidiol products in the U.S. (in million U.S. dollars)
1,197
1,614
1,918



CBD is one of the fastest growing health supplements and evidence suggests that it can improve health and wellness in a variety of ways. Early research indicates potential positive benefits for those dealing with pain, inflammation, sleep issues and other health challenges.



Average Revenue per Capita

In US$

$1,035.81

The aveage revenue per person in the market for Non-Alcohlic Drinks

Statista



The markets for CBD, craft beer and non-alcoholic beer are growing, and fast. The CBD market is projected to grow up to $20 billion by 2024. Craft beer has rapidly grown over the last few decades and now occupies a quarter of the beer market. And finally, the U.S. non-alcoholic beer and wine market will grow over $10 billion to around $33.4 billion by 2025. These promises of growth mean that the market is primed for a product like ours.

OUR TRACTION

Significant experience in the cannabis-infused beer market

Our founders have been in the cannabis market since its legalization. Creating our trailblazing first product, California's first non-alcoholic, THC-infused beer, taught us invaluable lessons that position us to succeed as we launch this new company. We also have considerable experience working with regulatory bodies on new product categories.



WHAT WE DO ─────────────────────

Offering the mainstream market's first nonalcoholic craft beer infused with broad spectrum hemp-derived CBD

Outbound provides hydrating, functional beverages that provide the flavor and experience of a craft beer without the negative side-effects of alcohol. Outbound currently offers three refreshing, delicious styles to choose from, both infused with 20mg of organic broad spectrum hemp extract, as well as completely non-infused options. All beers are only 30 calories and contain zero added sugar.





We offer a wide variety of flavor profiles and taste to break the norm related to stale, uninteresting non-alcoholic beers.

From Pale Haze, inspired by a classic pale ale recipe and brewed with Cascade and Amarillo hops from the Pacific Northwest -- a uniquely refreshing combination with a smooth finish and crisp effervescence, to Grapefruit Haze, a fresh, slightly tart crowd-pleaser-- we look to continue our bold flavor expansion.

THE BUSINESS MODEL

We have the perfect product for evolving tastes and customization

Our primary source of revenue will be from the sale of our product, nonalcoholic craft brews infused with organic broad spectrum hemp extract. These sales will be either direct-to-retailer or sold through a wholesale distributing company as we scale throughout the country. We plan to also promote our company through branded merchandise sales, leveraging our unique voice of refreshingly different beverage experience.



HOW WE ARE DIFFERENT

We are the first brewing company to infuse nonalcoholic beers with broad spectrum hemp extract

Outbound is **blazing new trails** with our products, as we are the first nonalcoholic (NA) craft brew to be infused with broad spectrum hemp extract (containing CBD). The NA brewing process/recipes and infusion knowledge gained through years of R&D for the legal cannabis marketplace in California is seamlessly translated to this brand new company, giving us an edge that other brands lack.



CRAFT MALT BEVERAGE
HEMP INFUSED BREW
– LESS THAN 0.5% ALCOHOL PER BOTTLE –

Our desire for quality and consistency has allowed us to brew the tastiest NA beer available on the market. Additionally, there are extremely limited numbers of breweries (roughly 12 craft & 9 macro) offering NA products at this time, none of which are infused with any cannabinoids or other functional ingredients. In addition, we have carefully sourced our organic, broad spectrum hemp extract to ensure quality in every batch we brew.

THE VISION

Outbound can be a category captain for functional brews

We are extremely proud of our first six offerings, and we look forward to continued exploration and innovation. We plan to continue providing our current and future consumers the best CBD beers available while we experiment with new recipes, infusions and ingredients. And as the CBD, nonalcoholic and functional beverage markets grow exponentially, our consumer base will follow suit.





We have a strong gross profit margin of 39% and anticipate that our revenue will grow as we continue to scale around the country. We will be performing a tiered rollout of our brand as we continue to scale, leveraging the growing wave of excitement around the CBD space. This is one of the main reasons our product will continue to grow, as we will constantly be positioned to enter new markets with quality products as soon as allowed.

OUR TEAM

Diverse backgrounds and top-tier advisors with experience in cannabis

Our founding team joined forces in 2017 and successfully **launched one of the first legal THC-infused beverage companies in the country.** Producing a range of completely compliant, high quality and innovative products in one of the most complex emerging markets in the world, this team is able to crack the code whenever challenges arise.



  

Coming from a variety of industries (including food/bev, supplements, health, small box retails, convenience retail, real estate, technology and sustainability), the team's broad experience and focus on innovation, staying nimble and collaboration have set us up for success. We are also armed with a group of best-in-class advisors in CPG sales, brand/marketing, design, R&D, finance and brewing.

WHY INVEST

Our product is designed for the precise needs of customers and offers a chance for you to get involved with cannabis

Our consumers are our lifeblood -- we created Outbound as a direct response to consumer feedback, so inviting our community to be a part of our business is a no brainer for us. We see this as a movement, towards better products and better ways of doing business, and we want to open that up to those that share our beliefs. There are also many barriers to entry in both the CBD/hemp/cannabis space as well as traditional alcohol channels, and investing in us through StartEngine is a way to break in and get involved.



Meet Our Team







Marty Reed
Cofounder, CEO, Director

Marty Reed leads Outbound with 30+ years of entrepreneurial experience across a range of industries including convenience retail, commercial real estate and development. He has been a pioneering advocate in California for the legalization of medical marijuana and is a lifelong environmental conservationist. Marty still serves as CEO for High Style Brewing, a producer of THC-infused nonalcoholic beers.

Lyden Henderson
Cofounder, COO

Lyden is the operational, financial and legal backbone of Outbound, with heavy experience as an international business manager for Cymer throughout the US and Asia. He holds an MBA from the University of San Diego and a BS in Finance from Washington State University. Lyden still serves as COO for High Style Brewing, a producer of THC-infused nonalcoholic beers.



Greg Haap
Cofounder, General Manager

Greg is a seasoned veteran of the natural products and supplements industry, with more than 20 years experience in manufacturing, compliance, sales and retail. Greg still serves as General Manager for High Style Brewing, a producer of THC-infused nonalcoholic beers.



Charlie Reed
Cofounder, VP Business Development & Impact

Charlie is a brand and sustainability professional dedicated to bringing innovative and impactful food and beverage products to the masses. Her experience includes roles at Califia Farms, RALLY and Sustainability Next and she is a graduate of the University of Oxford (Masters in Environmental

Oxford (Masters in Environmental Governance) and UC Berkeley (Bachelors in Environmental Studies). Charlie still serves as VP of Marketing and Sustainability for High Style Brewing, a producer of THC-infused nonalcoholic beers. Charlie also provides occasional consulting work as a Sustainability Specialist for Cause Way Global.



Offering Summary

Company :	Outbound Brewing Inc.
Corporate Address :	4904 Ladera Sarina, Del Mar, CA 92014
Offering Minimum :	$9,985.29
Offering Maximum :	$1,069,992.35
Minimum Investment Amount (per investor) :	$279.70

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	357
Maximum Number of Shares Offered :	38,255
Price per Share :	$27.97
Pre-Money Valuation :	$9,999,275.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks* and Investment Bonuses

Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$500+ | Custom Investor Pint Glass + sample pack (3 beers)

$1,000 | 2 Custom pint glasses, koozie, 6 pack

$2,500+ | 3 pint glasses, koozie, hat 12 pack beer

$5,000+ | - pint glass, koozie, bottle opener, hat, case of beer +5% bonus shares

$10,000+ | All swag above, case of beer, 10% bonus shares

$20,000+ | All swag above, 2 cases of beer, +15% bonus shares

$50,000+ | Invitation (for 2 people) to "Meet the Founders" beer tasting event in San Diego + all swag above +15% bonus

$100,000+| Invitation (for 4 people) to "Meet the Founders" beer tasting event in San Diego + all swag above +15% bonus

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Outbound Brewing Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $27.97 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $2797. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Marty Reed, one of the co-founders and CEO of Outbound Brewing Company.

Outbound Brewing is a benefit corporation committed to redefining the adult beverage space and doing a lot of good at the same time.

We are thrilled to be launching our line of nonalcoholic and CBD-infused brews across the country.

Founders of Outbound Brewing and myself initially got together a few years ago. We were thinking about different ways that we could serve the market and underserved segments of the cannabis marketplace and what we could do to help expand the options available to different consumers. It only seemed natural that because we were drinking a beer, we said, "Hey, why don't we try and infuse cannabis into a beer? It's a very social setting. It's something people are very familiar with." We launched to market with the cannabis-infused beer at the beginning of 2019, and we saw a really great uptake. We got really great feedback from the consumers who loved our product.

We've been able to do a lot of different events in the past year and connect with so many of our consumers through sampling. In doing that, we kept hearing over and over again, "Wow, this is such an incredible nonalcoholic beer. Wow, can I have this without the cannabis? What about CBD?" And hearing these questions so many times prompted us to look into the market.

The initial rollout of our nonalcoholic beers was so successful in the dispensary marketplace, and we were receiving such strong feedback from our consumers and potential consumers alike that we felt it was very important for us to expand our distribution. More people wanted it, geographically speaking, availability, but they also wanted CBD-infused versions, and they wanted nonalcoholic versions.

We also learned how empowering it can be to hold a beverage that works for you, that actually makes you feel good and doesn't make you feel terrible the next day, and we knew that that was something we needed to bottle and bring to the masses.

As we dove more into the research, we found that the CBD market is growing faster than almost any other marketplace. It's projected to grow at over 32% per year. And nonalcoholic beer and wine sales in the United States are growing at an unprecedented rate as of never before. It's almost 8% annual growth. This shows a very strong market forecast for both of the product lines that we're offering.

So we went back into an R and D phase, and we learned that we absolutely could infuse our base beers with CBD.

We set out to really create a healthier version of beer, lower in calories, no sugar.

And so, we created Outbound Brewing, a company that offers the same delicious craft brew flavors but in a non-psychoactive versions infused with CBD and nonalcoholic that we can introduce into brand new market places, larger marketplace. And we can reach more consumers than ever before, and we feel like this is going to take functional beverages to a whole new level.

It's very exciting for us to provide alternatives to support these trends in our nonalcoholic brews.

Outbound Brewing represents a portfolio of products that really allows consumers to customize their experience based on where they're at in their individual journey.

For folks that just want to enjoy the taste of beer and have that bottle of beer in their hand for social situations or at home with their kids, whatever the case may be.

If they've just come from working out, they might want to have a hemp-infused version of our brew to help them with their recovery. They might want to be in a social setting and just try a nonalcoholic brew because they don't want to feel any psychoactive effects. They want to keep their wits about them for the social setting.

We love beer. We love craft beer. We're from San Diego. It's part of our blood right now with the number of brewers that we have in San Diego, and we felt we could really turn the corner and innovate a line of nonalcoholic beer. It's healthier, lower calorie, no sugar, organic, and really give the consumer a different option.

We feel that the alcoholic beverage industry is ripe for disruption. Consumers are demanding healthier alternatives.

Alcohol is changing. Wellness is changing. Consumer demands are constantly changing and they're trending towards knowing exactly what's in our food, in our clothing, in our makeup, in our skincare. And why would adult beverages be any different?

So, we've designed our manufacturing capabilities to allow us to be agile and nimble in response to consumer demands.

We set out to be a small batch brewery. That allows us to keep strict control over our brewing process and our infusion process when we are adding the hemp CBD to our product. We want to be able to scale, but at the same time, we want to keep complete control over every aspect of the brewing product.

We love innovating. We love collaborating. And we like disrupting traditional marketplaces, so we're constantly on the search for new recipes that are going to taste great.

Through a heck of a lot of time, investment, and effort, we've developed our proprietary terpene and full spectrum hemp blends.

We go an extra step when we hold ourselves accountable to all of our consumers by posting test results for each of the batches that we make on our websites.

We also refuse to cut corners on sustainability and corporate social responsibility. Gone are the days of corporations being allowed to destroy our bodies and our ecosystems. Outbound is so excited to be on the forefront of working with various conservation and climate focus organizations and building that into the ethos of what it is to be a part of Outbound.

We are a values-based company, which means to us giving back to the community and being good stewards of the environment in everything we do and every way we can do it.

Our stakeholders include our community, our planet, and future generations, not to mention our investor community that's deeply committed to our values too.

A great thing about this equity crowdfunding vehicle is the low barrier of entry it provides for us common people to be able to participate in a start-up in a financial way.

Equity crowdfunding provides an entire new way for consumers to get involved in investing in innovative new companies.

As a person that was brought up in the '60s, it's very exciting for me to see that cannabis and hemp are finally taking their rightful place in American society.

Here at Outbound, we're brewing beyond borders. We're fighting stigma, and we're doing everything we can to protect our environment at the same time.

This is only our first stop.

Cheers to going Outbound. We hope you'll join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.